MUSCLEPHARM CORPORATION

4721 Ironton Street, Building A

Denver, Colorado 80239

October 5, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MusclePharm Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012 and Amended on July 2 and July 9, 2012

Form 10-Q for the Quarterly Period ended June 30, 2012

Filed August 20, 2012

File No. 000-53166

Mr. Rosenberg:

By letter dated September 25, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on April 16, 2012, and amended on July 2, 2012, and July 9, 2012 (the “Annual Report”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and filed on August 20, 2012 (the “Quarterly Report”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements

(B) Legal Matters, page 18

1.       You state that the plaintiff, William Bossung and Bishop Equity Partners LLC, alleges that additional monetary payments are due in respect of a settlement for outstanding warrants. We note that there was a judgment against you and in favor of the plaintiff on April 12, 2012, for the payment of a promissory note in the amount of $355,000.00, accrued interest of $51,117.60 which will continue to accrue until payment and attorney fees and costs as sought by counsel for the plaintiff. Please address the following:

•	Explain to us your rationale for the timing of disclosing the legal matter involving the settlement for outstanding warrants herein which was not disclosed in your Form 10-K or March 31, 2012 Form 10-Q.

•	Tell us why you have not disclosed the matter involving the April 12, 2012, judgment for payment of a promissory note against you.

•	Clarify for us whether and to what extent the April 12, 2012, judgment for payment of a promissory note relates to the settlement of outstanding warrants and clarify if the promissory note is included your debt balance.

•	Tell us if any additional expense as a result of the April 12, 2012, judgment against you is owed by you, the amount, and your accounting treatment.

RESPONSE: The Company submits the following responses in reference to the above bulleted comments from the Commission:

(1)     At the time of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, originally filed with the Commission on April 16, 2012, we were not aware of the legal matter as the Company was not properly served by the plaintiff. The Company was only made aware of the legal matter after a default judgment was ordered against the Company by the District Court in Clark County, Nevada (the “Nevada District Court”). As the Company believed that this matter, when apprised of its existence, was frivolous and without merit, the Company did not believe that it arose to the level of materiality required for disclosure in the Company’s Form 10-Q for the period ended March 31, 2012. Further for purpose of clarification, the legal matter relates to payment of a promissory note, not outstanding warrants.

(2)     As discussed above, the Company does not believe that the judgment ordered against the Company on April 12, 2012, for payment of a promissory note was material to the Company. Further, the Nevada District Court, on the basis of improper service, among other reasons, overturned the default judgment and dismissed the plaintiffs’ claims, without prejudice. To date, the plaintiffs have not re-filed their claim against the Company.

(3)     The April 12, 2012, judgment for payment of a promissory note is not related to any settlement for outstanding warrants. The Company is not currently aware of any settlement for outstanding warrants with the plaintiffs. The promissory note is not included in the Company’s debt balance as the full amount of the note was converted into shares of the Company’s common stock in 2011, and the note was cancelled.

(4)     As discussed above, the default judgment was overturned and dismissed. As the promissory note was fully converted into shares of the Company’s common stock, there is no remaining balance due under the note and it has been cancelled.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brad J. Pyatt

Brad J. Pyatt

Chief Executive Officer

MusclePharm Corporation